06006626

AB 3/27/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2006 BRANCH OF REGISTRATIONS EXAMINATIONS 10

ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8-53424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolf Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Clearwater Drive
(No. and Street)

Oak Brook (City) Illinois (State) 60523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth E Masick (630) 545-4520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd.
(Name – *if individual, state last, first, middle name*)

2400 N Main Street (Address) East Peoria (City) Illinois (State) 61611 (Zip Code)

PROCESSED MAY 19 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 5/18/06

OATH OR AFFIRMATION

I, Kenneth E Masick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolf Capital, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth E. Masick

Signature

Treasurer

Title

Patricia A. Lee

Notary Public

"OFFICIAL SEAL"
PATRICIA A. LEE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/11/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Member
Wolf Capital, L.L.C.
Oak Brook, Illinois

We have audited the accompanying statements of financial condition of **Wolf Capital, L.L.C.** (the Company) as of December 31, 2005 and 2004, and the related statements of income and member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf Capital, L.L.C. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 7, 2006

WOLF CAPITAL, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash	$ 288,921	$ 56,389
Accounts receivables	77,369	76,946
Other receivables - related party	-	672
Prepaid expenses	5,450	5,450
	$ 371,740	$ 139,457
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$ 10,225	$ 24,080
Accounts payable related party	226,716	-
	236,941	24,080
MEMBER'S EQUITY	134,799	115,377
	$ 371,740	$ 139,457

See accompanying notes.

WOLF CAPITAL, L.L.C.
STATEMENTS OF INCOME AND MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES	$ 445,832	$ 452,433
EXPENSES		
Labor	282,940	237,385
Rent	45,000	45,000
Other expenses	98,470	105,288
	426,410	387,673
NET INCOME	19,422	64,760
MEMBER'S EQUITY- BEGINNING OF YEAR	115,377	208,617
DISTRIBUTION TO MEMBER	-	(158,000)
MEMBER'S EQUITY- END OF YEAR	$ 134,799	$ 115,377

See accompanying notes.

WOLF CAPITAL, L.L.C.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 19,422	$ 64,760
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in operating assets		
Accounts receivable	249	41,601
Prepaid expenses	-	(4,808)
Increase in operating liabilities		
Accounts payable and accrued liabilities	212,861	(1,249)
Net cash provided by operating activities	232,532	100,304
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to member	-	(158,000)
INCREASE (DECREASE) IN CASH	232,532	(57,696)
CASH - BEGINNING OF YEAR	56,389	114,085
CASH - END OF YEAR	$ 288,921	$ 56,389

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for clients or perform custodial functions related to customer accounts. The Company performs consulting related to mergers and acquisitions, business valuations, and other specialized consulting. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i). The Company was incorporated in 2000 and obtained its license and commenced operations in 2002.

Fee Income

Fee income is recognized as the services are performed or in the case of contingent fees upon the closing of the transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Account Receivable

Accounts receivable is stated net of an allowance for doubtful accounts of $10,000 and $5,000 for the years ended December 31, 2005 and 2004, respectively. Included in accounts receivable are unbilled services and expenses to be billed of $39,552 and $31,016 as of December 31, 2005 and 2004, respectively. Based on management's experience with customers and the subsequent receipts received, management believes their estimated allowance is reasonable.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements.

NOTE 2. 401(k) PLAN

The Company has a 401(k) plan covering all employees who have completed six months of service and have attained age 21. The Company has a discretionary matching contribution which is fully vested when deposited. The Company contributed $6,690 and $6,009 to the plan as of December 31, 2005 and 2004, respectively.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company became a wholly-owned subsidiary of Wolf Financial Group Holdings, LLC (Holdings) on December 30, 2004. Holdings is a newly formed wholly owned subsidiary of Wolf & Company, L.L.P. (Wolf). Prior to that, the Company was a wholly-owned subsidiary of Wolf. Wolf has advanced the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent for the use of office space and equipment and the performance of administrative functions. There is no formal rent agreement; rent is currently being paid at $3,750 per month.

Expenses paid to Wolf were:

	2005	2004
Rent	$ 45,000	$ 45,000
Salary reimbursement	9,994	14,413
	$ 54,994	$ 59,413

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $51,980, which was $36,184 in excess of its required net capital of $15,796. The net capital of $51,980 is equal to the net capital the Company reported in its Focus Report.

NOTE 5. CASH CONCENTRATION

All of the Company's cash is held in one financial institution.

SUPPLEMENTARY INFORMATION

WOLF CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2005

NET CAPITAL		$ 134,799
NON-ALLOWABLE ASSETS		
Non-allowable receivables		77,369
Prepaid expenses		5,450
		82,819
NET CAPITAL		$ 51,980
Greater of:		
MINIMUM NET CAPITAL REQUIRED (6 2/3% of Total Liabilities)	$ 15,796	
MINIMUM DOLLAR NET CAPITAL REQUIRED	5,000	
NET CAPITAL REQUIREMENT		15,796
EXCESS NET CAPITAL		$ 36,184

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member
Wolf Capital, L.L.C.
Oak Brook, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Wolf Capital, L.L.C.(the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 7, 2006